Pursuant to Rule 433
Dated December 7, 2010
Registration Statement on Form F-3 (No. 333-148245)
Relating to
Preliminary Prospectus Supplement Dated December 7, 2010 and
Prospectus dated December 21, 2007
$250,000,000
6.00% SENIOR NOTES DUE 2020
SUMMARY OF TERMS

Issuer:	Aspen Insurance Holdings Limited, a Bermuda holding company
Expected Ratings*:	Baa2 (Moody’s) (Stable) / BBB+ (S&P) (Stable)
Principal Amount:	$250,000,000
Issue Price:	99.650%
Trade Date:	December 7, 2010
Settlement Date:	December 10, 2010 (T + 3)
Maturity Date:	December 15, 2020
Security Type:	Senior Unsecured Fixed Rate Notes
Gross Proceeds to Issuer:	$249,125,000
Net Proceeds to Issuer (after underwriting discounts and commissions):	$247,500,000
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Coupon:	6.000% per annum
Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year,
commencing on June 15, 2011
Day Count Convention:	30 / 360
Yield to Maturity:	6.047%
Treasury Benchmark:	2.625% due 11/15/20
Treasury Yield:	3.147%
Spread to Treasury Benchmark:	290 basis points
Make-Whole Call Payment:	US Treasury + 45 basis points
CUSIP; ISIN:	04530DAC6; US04530DAC65
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Co-Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC Credit Agricole Securities (USA) Inc.

*	Neither of these ratings is a recommendation to buy, hold or sell these Securities. Each rating may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.
The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll-free at 1-877-858-5407 or Deutsche Bank Securities Inc., toll-free at 1-800-503-4611.
This communication should be read in conjunction with the preliminary prospectus supplement dated December 7, 2010 and the accompanying prospectus dated December 21, 2007.